Exhibit 99.2

Company Business Update

VinFast Trading and Production Joint Stock Company (“VFTP”), a subsidiary of VinFast Auto Ltd. (“Company” or “VinFast”), has entered into an investment cooperation and business opportunity exploration agreement (the “Agreement”) with Saigon Glory Limited Liability Company (“SGC”, and together with VFTP, the “Parties”), a Vietnam-incorporated company engaged in real estate development and asset management activities. The Agreement is expected to generate passive income to be reinvested in the growth of VinFast’s electric vehicle (“EV”) business, thereby providing long-term benefits to the Company and its shareholders. Projects to be selected under the Agreement are also expected to promote green mobility by fostering EV usage and the development of related infrastructure to further drive consumer adoption in major Vietnamese cities.

In cooperation with SGC, VFTP plans to invest in development activities in accordance with the business plan set out in the Agreement, which may be amended upon mutual agreement (the “Business Plan”). VFTP has committed to contribute over the term of the Agreement up to VND20,700.0 billion (US$826.3 million) (the “Contributed Capital”), while SGC shall contribute development rights, resources and expertise to manage the projects in the Business Plan. The Contributed Capital shall be disbursed in line with the implementation progress of the Business Plan. The Agreement shall remain in effect for a five-year term from the date that it is mutually executed and becomes effective (the “Cooperation Term”).

The Agreement provides for a profit-sharing arrangement under which, subject to the full amount committed being invested, VFTP shall be entitled to receive a minimum portion of pre-tax profits of approximately VND20,800.0 billion (US$830.3 million) during the Cooperation Term. The Company expects to use returns from the cooperation to fund the development of its EV business, including working capital and general corporate purposes. Final settlement, including repayment of the full Contributed Capital, shall occur upon the expiration or termination of the Agreement. The Contributed Capital shall be secured by rights relating to the projects under the Business Plan, securities, or other assets as permitted under applicable law and mutually agreed by the Parties.

VFTP plans to fund its contributions to the Agreement through available liquidity, which may include financial support from the Company’s founder, Mr. Pham Nhat Vuong, who has previously committed significant funding to support VinFast’s long-term development, as well as from internal cash flow from operations. This funding structure is expected to allow VinFast to receive incremental returns from participation in the Agreement without materially affecting the Company’s core business of EV manufacturing or its global expansion plans.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast’s and VinFast’s management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in VinFast’s reports filed or furnished to the SEC.

All forward-looking statements attributable to VinFast’s or people acting on VinFast’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,052 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2025. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.